You may not send a completed printout of this form to the SEC to satisfy a filing obligation. You can only satisfy an SEC filing obligation by submitting the information required by this form to the SEC in electronic format online at https://www.edgarfiling.sec.gov.

UNITED STATES


SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0175
Expires:                  August 31, 2010 June 30, 2022
Estimated average burden
hours per response. . . . .1.00


FORM N-8A



NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:


Name:   THOROUGHBRED LLC / CA
Address of Principal Business Office (No. & Street, City, State, Zip Code):
3810 Broadway, Sacramento, California 95817
Internationally Protected Neutralized Tribal Land

Telephone Number (including area code): 800-418-0810

Name and address of agent for service of process:
California Registered Agents Inc. 1267 Willis Street #200
Redding California, 96001

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940
concurrently with the filing of Form N-8A: YES [ X ]* *    NO [ ]

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Filing of this Form is mandatory.
Section 8(a) of the Act and the rules thereunder require investment companies to file a notification of registration. The information collected on FormN-8A is publicly available. The Commission staff uses the information in its regulatory, disclosure review, inspection, and policy making roles. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form and any suggestions for reducing the burden of the Form. The collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C.section 3507.
___________________________
* See footnote 1 to Item 1.
** See Instructions 4(b) and 4(f).

Potential persons who are to respond to the information contained in this form are not required to respond SEC 1102 (12-01) unless the form displays a currently valid OMB control number.

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